

MyTravel Group plc
Parkway One
Parkway Business Centre



15 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

SUPPL

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 14th of March 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,



Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG, acting through UBS AG London Branch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

14 March 2005

12. Total holding following this notification

7,500,000 Ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

1.38% of the 10p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

15 March 2005

UBS Bank

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7568 2633

www.ubs.com

Strictly Private & Confidential

Company Secretary
MYTRAVEL Group PLC
Parkway one
Parkway Business Centre
300 princess Road Manchester
M14 7QU
Fax: 0161 232 6524

14th March 2005

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 11th March 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 7,500,000 Ordinary 10p shares of Mytravel Group Plc, representing 1.38 per cent of the issued share capital of the Company (544,461,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS AG London Branch	7,500,000 shares	1.38%
UBS AG – Total	**7,500,000 shares**	**1.38%**

If you require any further information concerning this notification, please contact Angela Huff in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 207 5684981.

Yours faithfully



Emma Gregory-Smith
Director
Compliance

Philip Ingram
Director
Legal